Lufthansa

RECEIVED

2006 JAN 23 A 11:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen/Datum / Our Ref./Date

Telefon/Telefax / Telephone/Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
12 January 2006

06010386

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

1/23

RECEIVED

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

JAN 23 A 10:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
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Reports Monthly Reports

Monthly Report 12/2005

► **Investor Info**

► **Traffic Figures**

Investor Info

Change in capacity utilisation in December 2005 compared with previous year


80
75
% 70
65
60
2005
2004
PassengerLF
CargoLF
GroupLF

Positive trend in passenger business continues

In December the Lufthansa Group reported another record. Passenger numbers rose by 3.6 per cent to 3.7 million. Sales climbed 3.4 per cent, outpacing the 2.6 per cent increase in available capacity. As a result, the passenger load factor edged up 0.6 percentage points to 71.2 per cent. Load factors improved across all traffic regions. Since available capacity had been transferred from the Americas to Asia to meet rising demand, seat load factors in both regions rose by 0.8 and 0.5 percentage points respectively. In the Middle East/Africa traffic region, capacity adjustments improved the passenger load factor by 0.5 percentage points. Measures implemented in Europe also proved successful. There, passenger numbers reached 2.9 million, representing a year-on-year increase of 4.7 per cent, while capacity utilisation rose to 59.6 per cent, an increase of 1.0 percentage point.

Last month, Lufthansa Cargo scaled back capacity by 1.9 per cent, mainly on its own freighter aircraft. The volume of freight and mail carried fell by 4.3 per cent to 145,000 tonnes. Sales declined by 5.0 per cent, causing the cargo load factor to edge down 2.2 percentage points to 69.1 per cent.

The Group's airlines (passenger and cargo) reported a 0.4 per cent increase in capacity, while demand dropped slightly by 0.6 per cent year-on-year. The overall load factor slipped 0.7 percentage points to 69.9 per cent.

Lufthansa acquires majority voting rights in Eurowings

Lufthansa has signed an agreement with the owner of Eurowings, Dr. Albrecht Knauf, which will give Lufthansa a majority of the voting rights in Eurowings. This follows the European Commission's approval of the agreement, which was granted on 22 December. The accord does not alter the ownership structure of the regional carrier, as Lufthansa's stake in Eurowings will remain unchanged at 49 per cent. At the end of the year, Eurowings will thus be consolidated within the Lufthansa Group.

New seats for Lufthansa's European fleet

Lufthansa is pressing ahead with its quality drive on European routes. New-generation seats, manufactured by Recaro and B/E Aerospace, will be installed on all 140 aircraft in

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Lufthansa's European fleet by October 2006. They will not only enhance seating comfort, but because of their lower weight they will also reduce the fleet's fuel consumption.

Thomas Cook sells stake in Indian subsidiary
Thomas Cook AG is selling its entire 60 per cent stake in India-listed Thomas Cook India Ltd. to Dubai Holding (LLC). The transaction is still subject to the fulfilment of certain conditions.

Lufthansa repays convertible bonds worth Euro 700 million
On 4 January, Lufthansa repaid bonds with a total value of Euro 699,307,000 to bondholders who were exercising their put option to redeem their bonds in accordance with the terms and conditions of the convertible bond of January 2002 worth an aggregate Euro 750 million. The terms of the outstanding bonds - totalling Euro 50,693,000 - remain unchanged.

The **next Investor Info** with the traffic figures for January 2006 will be published on 9 February 2006.

Additional financial information is available on our website: www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 January 2006

Traffic Figures

Lufthansa Passenger Business Group*	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	3,714	+ 3.6	51,255	+ 0.7
Available seat-kilometres (mio)	10,830	+ 2.6	144,182	+ 2.5
Revenue pax-kilometres (mio)	7,707	+ 3.4	108,185	+ 4.0
Passenger load factor (per cent)	71.2	+ 0.6P.	75.0	+ 1.0P.
Number of Flights	47,724	+ 2.1	624,518	+ 0.4

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Cargo/mail in 1,000 tonnes	145	- 4.3	1,736	- 1.0
Available Cargo tonne-km (mio)	964	- 1.9	12,038	+1.3
Revenue Cargo tonne-km (mio)	666	- 5.0	7,829	- 1.7
Cargo load-factor (%)	69.1	- 2.2P.	65.0	- 2.0P.
Number of Flights	2,269	- 8.1	29,462	+ 13.6

Lufthansa Group	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Available tonne-kilometres (mio)	2,063	+ 0.4	26,486	+ 2.1
Revenue tonne-kilometres (mio)	1,443	- 0.6	18,727	+ 1.5
Overall load factor (per cent)	69.9	- 0.7P.	70.7	- 0.4P.
Number of Flights	49,993	+ 1.6	653,980	+ 1.0

Europe (incl. Germany)	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	2,856	+ 4.7	39,493	+ 0.1

Available seat-kilometers (mio)	3,215	+ 5.5	42,419	+ 1.6
Revenue pax-kilometers (mio)	1,916	+ 7.3	27,362	+ 2.5
Passenger load-factor (%)	59.6	+ 1.0P.	64.5	+ 0.6P.
Cargo/mail in 1,000 tonnes	59	- 7.0	725	- 3.3
Available Cargo tonne-km (mio)	95	- 3.9	1,248	- 7.7
Revenue Cargo tonne-km (mio)	44	- 7.6	529	- 0.5
Cargo load-factor (%)	46.4	- 1.8P.	42.4	+ 3.1P.

America (North & South)	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	391	- 3.5	6,007	+ 0.3
Available seat-kilometers (mio)	3,559	- 3.4	53,181	+ 0.0
Revenue pax-kilometers (mio)	2,790	- 2.4	42,986	+ 2.0
Passenger load-factor (%)	78.4	+ 0.8P.	80.8	+ 1.5P.
Cargo/mail in 1,000 tonnes	40	- 3.7	481	+ 5.1
Available Cargo tonne-km (mio)	346	- 6.0	4,614	+ 6.8
Revenue Cargo tonne-km (mio)	254	- 8.8	3,072	+ 2.3
Cargo load-factor (%)	73.3	- 2.3P.	66.6	- 2.9P.

Asia/Pacific	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	306	+ 4.6	3,813	+ 5.8
Available seat-kilometers (mio)	3,046	+ 8.2	37,178	+ 6.5
Revenue pax-kilometers (mio)	2,290	+ 8.8	29,540	+ 7.4
Passenger load-factor (%)	75.2	+ 0.5P.	79.5	+ 0.8P.
Cargo/mail in 1,000 tonnes	37	- 0.4	422	- 3.7
Available Cargo tonne-km (mio)	442	+ 1.2	5,200	- 2.4
Revenue Cargo tonne-km (mio)	320	- 1.1	3,660	- 5.6
Cargo load-factor (%)	72.3	- 1.7P.	70.4	- 2.4P.

Middle East & Africa	**December**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	158	+ 0.9	1,913	+ 4.5
Available seat-kilometers (mio)	998	- 0.9	11,319	+ 5.2
Revenue pax-kilometers (mio)	702	- 0.2	8,241	+ 6.8
Passenger load-factor (%)	70.4	+ 0.5P.	72.8	+ 1.1P.
Cargo/mail in 1,000 tonnes	9	- 4.7	107	+ 0.7
Available Cargo tonne-km (mio)	82	+ 2.4	976	+ 10.7
Revenue Cargo tonne-km (mio)	49	- 5.6	568	+ 3.2
Cargo load-factor (%)	59.9	- 5.1P.	58.2	- 4.2P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 January 2006

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News/Up to date News

10 January 2006

Lufthansa record: more than 51 million passengers

Passenger load factor reaches all-time high in 2005

Lufthansa is soaring to new heights. With an annual total of 51.3 million passengers, 653,980 operated flights and a passenger load factor of 75.0 per cent, the Lufthansa Group achieved three new records in 2005. Targeted capacity expansion and successful sales management delivered growth and boosted passenger load factor in all traffic regions.

From January to December 2005, 51.3 million passengers, or 0.7 per cent more than in the previous year, chose to fly Lufthansa. Capacity was increased by a moderate 2.5 per cent. However, as sales rose by 4.0 per cent, the passenger load factor edged up one percentage point to an impressive 75.0 per cent.

Last year Lufthansa Cargo transported 1.7 million tonnes of freight and mail, one per cent less than in 2004. Available capacity increased by 1.3 per cent due to additional belly space on the Group's passenger aircraft, causing the cargo load factor to decline by 2.0 per cent. As a result, the overall load factor for the Group (passenger and cargo business) dropped slightly to 70.7 per cent.

Lufthansa Group	Jan.-Dec. 2005	Jan.-Dec. 2004	Year-on-year change in %
Passengers (1,000s)	51,255	50,901	+0.7
Available seat-kilometres (mill.)	144,182	140,648	+2.5
Revenue pax-kilometres (mill.)	108,185	104,064	+4.07
Passenger load factor in per cent	75.0	74.0	+1.0pp
Freight/mail (in 1,000 tonnes)	1,736	1,753	-1.0
Cargo load factor in per cent	65.0	67.0	-2.0pp
Available tonne-kilometres (mill.)	26,486	25,950	+2.1
Revenue tonne-kilometres (mill.)	18,727	18,445	+1.5
Overall load factor in per cent	70.7	71.1	-0.4pp
Number of flights	653,980	647,785	+1.0

The press conference on the 2005 financial result of the Lufthansa Group will be held on 23 March 2006.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Michael Göntgens
Tel. +49 69 696 - 51014 / -67338
Fax +49 69 696 - 6818
http://media.lufthansa.com

Frankfurt, 10 January 2006

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6 January 2006

Shareholders' structure at 31 December 2005

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 39 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 31 December 2005 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 79.0 %
United States 5.0 %
Belgium 3.7 %
United Kingdom 3.7 %
Luxembourg 2.7 %
Switzerland 2.5 %
Other 3.4 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 6 January 2006

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

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The Share Shareholders' structure

79,0 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 410,000 shareholders are recorded in Lufthansa's shareholders' register. Around 29.9 per cent of Lufthansa's share capital is held by private stock owners, about 70.1 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 79.0 per cent of Lufthansa share capital at 31 December 2005. Second with 5.0 per cent were shareholders from the U.S.A. followed by investors from Belgium with 3.7 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	100 %

Shareholder structure by nationality
as at 31 December 2005

Germany	79.0 %
USA	5.0 %
Belgium	3.7 %
Great Britain	3.7 %
Luxembourg	2.7 %
Switzerland	2.5 %
Other (136 countries)	3.4 %



Last update 3 January 2006

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4 January 2006

Deutsche Lufthansa
Aktiengesellschaft
Cologne

Early Redemption at the Option of the Bondholder
(§ 9 (3) of the terms and conditions of convertible bonds)

for the

Euro 750.000.000
1.25 % convertible bond issue from 2002/2012
- Security code 795 560 -
- ISIN XS0140276618 -

In accordance with § 9(3) of the terms and conditions of the convertible bonds certain bondholders have elected to redeem in cash all or part of the outstanding bonds held by such bondholders. As a result of such election Deutsche Lufthansa Aktiengesellschaft will repay Euro 699,307,000.00 on January 4, 2006. The remaining Euro 50,693,000.00 will remain outstanding.

Cologne in January 2006

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

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3 January 2006

Lufthansa

Wolfgang Mayrhuber appointed AEA Chairman for 2006

The Association of European Airlines, which represents 30 major airlines in Europe, has announced that Wolfgang Mayrhuber, CEO and Chairman of the Executive Board of Lufthansa, will be the Association's Chairman for 2006.

"We expect important developments in Europe's external aviation relations. It is crucial that our decision-makers act in the best interests of European airlines and their customers. The challenges facing our industry are stronger than ever," Mr. Mayrhuber said. "By the end of 2006 we should know what awaits us in terms of political action on our environmental performance. The decisions taken this year could secure our future, or jeopardise it. The industry´s positive contribution towards economic and social welfare has to be fairly acknowledged."

Wolfgang Mayrhuber takes over the chair of AEA from Fernando Pinto, CEO of TAP Portugal. Mr. Pinto has steered the AEA through an eventful year which has seen the industry impacted by runaway fuel prices, costly and ambiguous consumer-protection legislation, and repeated attempts to impose taxes for questionable political objectives. The AEA is calling for a coherent air transportation policy to enhance European airline competitiveness for the future.

A consistent EU aviation policy must also include airports, air traffic control, and other service providers , Mr. Mayrhuber stressed.

Brussels, 3 January 2006

For further information, please contact:

Thomas Ellerbeck
Media Relations, Deutsche Lufthansa AG
Phone (+ 49 69) 696 29 99
Fax (+49 69) 696 954 28

David Henderson
Manager Information, AEA
Phone (+32 2) 639 89 72

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22 December 2005

Lufthansa

Lufthansa can acquire majority voting rights in Eurowings

The European Commission has given the green light on the proposed agreement on voting rights between Lufthansa and Eurowings. Lufthansa and Eurowings owner Dr. Albrecht are to conclude a voting rights linkage agreement under which Lufthansa will acquire a majority of the voting rights in Eurowings. The accord does not effect any change in the ownership structure of the regional carrier. Lufthansa's stake in Eurowings will remain at 49 per cent.

In agreement with the European Commission, Lufthansa and Eurowings are to make slots on the Cologne-Vienna, Stuttgart-Vienna and Stuttgart-Dresden routes available for any new competitor, which is willing to fly any one of those routes but is unable to acquire the necessary slots under normal slot allocation practice.

Frankfurt, 22 December 2005

Here you will find the complete Press Release (pdf)

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21 December 2005

Lufthansa

Thomas Cook AG sells its Stake in Indian Subsidiary

Entire shareholding in Thomas Cook India Ltd (60 percent) sold to Dubai Holding - sale is part of strategy of focusing on core business

Thomas Cook AG will sell its entire 60 percent stake in its quoted Thomas Cook India Ltd to Dubai Holding (LLC), Dubai. A corresponding agreement was signed today. In formal terms, Dubai Financial (LLC), a subsidiary of Dubai Holding, is taking over the British company TCIM Ltd, the subsidiary of Thomas Cook AG holding the stake. The transaction is subject to certain conditions. The company employs a total of 1,130 staff and generated sales of rupees 1.3bn (€23.3m) in the 2003/04 financial year.

Oberursel, Germany, 21 December 2005

Here you will find the complete Press Release of Thomas Cook (pdf)

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Corporate Governance

Corporate Governance



Lufthansa's declaration of Compliance from 9 December 2005

At the Supervisory Board Meeting on 7 December 2005 the Executive Board and Supervisory Board issued the following declaration of compliance with the German Corporate Governance Code:

"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been complied with in full and will continue to be complied with in full."

Lufthansa's declaration of Compliance from 15 December 2004

At the Supervisory Board Meeting on 8 December 2004 the Executive Board and Supervisory Board issued the following declaration of compliance of the German Stock Corporation Act:

"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare compliance with the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, with the exception of the individualised publication of the remuneration of Executive Board members in the Notes to the Consolidated Financial Statements.

Furthermore, in accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that in future the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette will be complied with in full. The recommendation contained in Section 4.2.4, Sentence 2 of the Code that the remuneration of the individual members of the Executive Board be published in the Notes to the Consolidated Financial Statements will be implemented for the first time in the 2004 Annual Report, as the Executive Board members have meanwhile declared that they agree to the publication of the aforesaid information."

Lufthansa's declaration of Compliance from 9 December 2003

At their meeting on 3 December 2003, the Executive and Supervisory Boards of Lufthansa AG adopted the following Declaration of Compliance:

Pursuant to § 161 of the German Joint Stock Corporation Act (AktG), the Executive and Supervisory Boards of Deutsche Lufthansa AG declare that they accept the recommendations of the government commission on the German Corporate Governance Code published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette with the following exception:

The recommendation contained in Section 4.2.4 Sentence 2 of the Code that remuneration of members of the Executive Board reported in the Notes to the Consolidated Financial Statements in the Group Annual Report be itemised will not be implemented. The Company is not free to disclose the individual remuneration of board members, as this is a matter for members of the Executive Board to decide for themselves in the exercise of their right to privacy. The members of the Executive Board have not granted permission for disclosure of such information.

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